EXHIBIT 11



                       COMPUTATION OF NET INCOME PER SHARE



                MARCH 31, 1996                                             MARCH 31, 1995
- - ---------------------------------------------------     ------------------------------------------------
  WEIGHTED AVERAGE               PER COMMON SHARE           WEIGHTED AVERAGE                PER SHARE
  COMMON SHARES(1)                   AMOUNT(2)              COMMON SHARES(1)                 AMOUNT


     2,720,314                       $0.12                     1,730,405                       $0.35



(1) Outstanding common stock equivalents (stock options), as calculated by the treasury stock method, resulted in incremental shares of 38,862 and 64,501 for the quarters ended March 31, 1996 and 1995, respectively. At March 31, 1996, options to purchase up to 88,055 shares of common stock at $10.00 per share are outstanding.

(2)  Earnings excludes preferred stock dividends of $252,000.


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